

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2011

Via E-mail
Dr. Steven C. Vick
Chief Executive Officer
USA Synthetic Fuel Corporation
312 Walnut Street
Cincinnati, Ohio 45202

> **Re: USA Synthetic Fuel Corporation**
> **Amendment No. 5 to Form 10-12G**
> **Filed August 29, 2011**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 19, 2011**
> **File No. 000-54044**

Dear Dr. Vick:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have not filed an amended Form 10-K reflecting the changes that you have made to your Form 10. Please file an amended Form 10-K or tell us why you are not required to do so. Please continuously update or amend, as applicable, your periodic filings to address ongoing comments in this Form 10.

Item 2. Financial information, page 63

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

Contractual Obligations, page 71

2. Please update your disclosure here and throughout your registration statement to indicate whether you were able to either secure financing required to pay the $6.4 million note or obtain an extension from GEI.

Item 10. Recent Sales of Unregistered Securities, page 84

3. We note your response to comment seven in our letter dated August 15, 2011. Please disclose the information in the response or tell us why you are not required to do so.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me, at (202) 551-3720, if you have any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director